Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

The following is a communication posted by Essilor International SA on January 31, 2016 under the Twitter handle @ Essilor at https://twitter.com/Essilor and a translation of the communication:

Tweet: [PRESSE] Essilor et Luxottica fondent un géant mondial de l'optique via @lemondefr http://www.lemonde.fr/economie/article/2017/01/16/essilor-et-l-italien-luxottica-annoncent-leur-fusion_5063167_3234.html … https://www.essilor.com/essilor-content/uploads/2017/01/Essilor_Rule-425-Disclaimer.pdf …

Translation: [PRESS] Essilor and Luxottica create a worldwide optical giant via @lemondefr http://www.lemonde.fr/economie/article/2017/01/16/essilor-et-l-italien-luxottica-annoncent-leur-fusion_5063167_3234.html … https://www.essilor.com/essilor-content/uploads/2017/01/Essilor_Rule-425-Disclaimer.pdf …

Forward Looking Statements

This communication includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This communication does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. These statements should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16 / invest@essilor.com.

The following is an unofficial translation of the article written by a third party and made available via a link in the above-referenced communication posted by Essilor International SA on January 31, 2016 under the Twitter handle @ Essilor at https://twitter.com/Essilor:

Originally appeared in French in Le Monde at http://www.lemonde.fr/economie/article/2017/01/16/essilor-et-l-italien-luxottica-annoncent-leur-fusion_5063167_3234.html

 Significant union in view for Essilor and Luxottica

The combination between the French eyeglass lens champion and the Italian leader in eyeglass frames will create a group with approximately €15 billion in revenues.

LE MONDE | 16.01.2017 at 7:02 am • updated 16.01.2017 at 11:48 am | By Dominique Gallois and Denis Cosnard

The transaction was named “Cirrus,” a code-name inspired by the clouds that are a sign of fair weather to come. The proposal for a merger between Essilor and Luxottica was completed on Sunday, January 15, after six months of secret discussions. The agreements were signed in Paris in the late afternoon. If everything goes as planned, the number-one corrective lens producer in the world and the leading eyeglass frames producer will combine by the end of 2017. This is one of the largest merger-acquisitions undertaken in Europe in the past several years.

The proposal, which was made official on Monday, January 16, was immediately supported by investors. When trading began, Essilor shares shot up 15% and Luxottica’s, more than 13%.

This alliance in the eyewear industry, the first of its kind, will likely lead to the establishment of a worldwide leader in the eyeglass sector, a group with a significant French influence, with 140,000 employees and a market capitalization approaching €50 billion. This would make it the seventh largest capitalization on the French market.

“This is a natural move to make”

According to Hubert Sagnières, CEO of Essilor, the group’s revenues will reach €15 billion, “or 15% of the global market”.

“This is a natural move to make, and yet, since eyeglasses have existed, manufacturers and designers of frames have always worked separately.”

Together, the two groups intend to offer completed glasses (lenses and frames) and expand into the promising market of connected products.

Considering their two groups to be complementary and given their comparable sizes, the French and Italian directors had already begun discussions on a potential combination a little over two years ago. But to no avail. Leonardo Del Vecchio, the patriarch who created Luxottica in 1961 in a small town in the Veneto region, was not yet prepared to let go of his group, with its prestigious brands, such as Ray-Ban and Oakley, and its 7,800 points of sale throughout the world.

But the difficulties encountered in finding a successor, combined with the deaths of several major Italian directors, including the CEO of Ferrero in 2015 and the CEO of the distribution chain Esselunga in 2016, likely led the 81-year-old billionaire, one of the richest men in the country, to face the matter head on and seek out conditions for a merger with Essilor, its main corrective lens provider.

“The same powers”

From a legal standpoint, Essilor is acquiring Luxottica through a public exchange offer, and not the other way around, as the French side is insisting in response to criticism that the new group is being placed under the Italian flag. “It will be a French company listed in Paris with its registered office in Charenton, in the Val-de-Marne department,” emphasizes Mr. Sagnières, the future Executive Vice-Chairman and Deputy CEO. The choice of Paris over Milan was made in agreement with his Italian counterpart.

The Italian influence will nevertheless be substantial. Once the transaction is completed, EssilorLuxottica’s primary shareholder will be Mr. Del Vecchio. He will hold 31% to 38% of the share capital, far more than Essilor’s employees (4%). The remaining portion will be dispersed among the public. With such an equity interest, moreover, the creator of Luxottica will need to obtain a waiver from the market authorities to the requirement to make a public offer for Essilor’s shares.

In addition, Mr. Del Vecchio will be appointed as Executive Chairman and CEO of the new group. The Francophile businessman, who spends part of the year in Beaulieu in the Alpes-Maritimes department, already holds other assets in France, such as the Foncière des régions. “[Mr. Del Vecchio and I] will have the same powers, and the board of directors will be made up of an equal number of directors from the two groups,” specifies the 61-year-old CEO of Essilor. At the upper level, Essilor and Luxottica will remain autonomous and will be managed by Mr. Sagnières and Mr. Del Vecchio, respectively.

“A new worldwide champion”

Every effort has been made to contain the Italian shareholder’s power in the future, according to word in Paris.

“Mr. Del Vecchio’s voting rights are limited to 31% regardless of any changes in his equity interest, this is clearly written,” emphasizes the CEO of Essilor. “He will also not be allowed to become a partner and plan any joint action, which limits his powers in the General Shareholders’ meetings.”

These restrictions will also apply to his heirs.

This is a sensitive transaction. In Paris, the mood has been all the more wary, given that in the past few months, several flagship companies have been absorbed by foreign groups, such as Alcatel by the Finnish group Nokia or Lafarge by the Swiss group Holcim. Soon, the Saint-Nazaire shipyards are slated to be taken over by Fincantieri, a group based in Trieste, Italy.

As early as Sunday night, the executive managers informed the President, the Prime Minister, the Minister of Economy and the Italian government. The combination has been met with praise by Christophe Sirugue, the secretary of State in charge of industry, who sees it as the creation of “a new world champion, with a strong European identity”.

“A real big-bang moment”

While expected synergies are estimated at €400 to €600 million, the combination is not expected to have an impact on employment, according to its initiators.

“This is not an industrial project with plants that need to be rationalized,” Mr. Sagnières specifies. “We have two companies with complementary activities, one manufacturers eyeglasses lenses, and the other eyeglass frames.”

There is also no intention to rush things. There will be a four-year transitional stage during which a holding company will control both companies.

“We have no particular interest in accelerating movement for economic or industrial reasons,” explains the head of Essilor. “This is a growth project – we are aiming to improve the quality of the products and services provided worldwide.”

Thus, an optician will be able to procure eyeglass lenses and frames within twenty-four hours rather than eight days, “a true competitive advantage.”

One of the priorities will be to devise smart glasses. “Such a product can only be designed if the lenses and frames work together,” Mr. Sagnières explains. He believes this is one of the reasons for the difficulties encountered by Google, which only participated in designing frames.

“This is a real big-bang moment for the sector and could encourage other actors in the industry to combine,” one follower of the discussions anticipates. The transaction may also make opticians wary, as they may find themselves faced with a giant with the power to impose its own conditions. The combination is also subject to a green light from the competition authorities in Europe, the US, Brazil and China.

Numbers

Essilor

61,000 employees worldwide, including 10,613 in Europe.

32 plants, including 4 in France.

Revenues: 6.7 billion euros in 2015.

Net profits: 757 million euros in 2015.

Luxottica

79,000 employees worldwide.

12 plants, 7,800 stores.

Revenues: 8.8 billion euros in 2015.

Net profits: 804 million euros in 2015.